ADVISORY FEE WAIVER AGREEMENT

This Advisory Fee Waiver Agreement (the “Agreement”) is made effective as of May 1, 2024, by and between Mutual of America Capital Management LLC, a Delaware limited liability company (the “Adviser”), and MoA Funds Corporation, a Maryland corporation (“MoA Corporation”) on behalf of the MoA International Fund (the “International Fund”).

WHEREAS, the Adviser and MoA Corporation, on behalf of its series, are parties to the Restated Investment Advisory Agreement dated as of February 29, 2024, pursuant to which the Adviser provides investment advisory services to the International Fund in consideration of compensation based on the value of the average daily net assets of the International Fund (the “Advisory Fee”); and

WHEREAS, the Adviser has agreed to waive 0.15% of the 0.40% advisory fee of the International Fund (“Fee Waiver”). MoA Corporation, on behalf of the International Fund, and the Adviser, therefore, have entered into this Agreement in order to effect the Fee Waiver in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained, MoA Corporation and the Adviser, intending to be legally bound, mutually covenant and agree as follows:

Section 1. Contractual Fee Waiver. During the Term (as defined in Section 2 below), the Adviser shall waive 0.15% of the 0.40% advisory fee of the International Fund. As a result of such fee waiver by the Adviser, the International Fund will have an advisory fee of 0.25% for the Term.

Section 2. Term; Termination.

2.1 Term. The term (“Term”) of the Fee Wavier with respect to the International Fund shall begin on the date hereof and end after the close of business on April 30, 2026 unless the fee waiver is earlier terminated in accordance with Section 2.2. The Term of the Fee Waiver with respect to the International Fund may be continued from year to year thereafter provided that such continuance is specifically approved by the Adviser and MoA Corporation with respect to the International Fund. Neither the Adviser nor the International Fund shall be obligated to extend the Fee Waiver.

2.2. Termination. The Fee Waiver with respect to the International Fund may terminate prior to the end of the Term only upon approval of the Board of Directors of MoA Corporation.

Section 3. Miscellaneous

3.1 Interpretation. Noting herein contained shall be deemed to require MoA Corporation to take any action contrary to its Articles of Incorporation or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive MoA Corporation’s Board of Directors of its responsibility for and control of the conduct of the affairs of MoA Corporations.

3.2 Entire Agreement. This Agreement constitutes the whole agreement between the parties on the subject matter covered herein and supersedes any previous fee waiver agreement relating to the International Fund.

3.3. Limitation of Liability. The obligations and expenses incurred, contracted for or otherwise existing with respect to the International Fund shall be enforced against the assets of the International Fund and not against the assets of any other series of MoA Corporation.

3.4 Governing Law. Any question of interpretation of any term or provision of this Agreement, including but not limited to the computations of average daily net assets or of any Advisory Fee, having a counterpart in or otherwise derived from the terms and provisions of the Restated Advisory Agreement between the Adviser and MoA Corporation or the Investment Company Act of 1940 Act, as amended (the “1940 Act”) shall have the same meaning as and be resolved by reference to such Restated Advisory Agreement or the 1940 Act, as applicable, and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation, or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order.

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IN WITNESS WHEREOF, authorized officers of the Adviser and MoA Corporation have signed this Agreement to be effective as of the date first written above.

Mutual of America Capital Management LLC		MoA Funds Corporation

By:	/s/ Stephen J. Rich	By:	/s/ R. Jeffrey Young
Name: Stephen J. Rich		Name: R. Jeffrey Young
Title: Chairman and Chief Executive Officer		Title: President